Exhibit 4.11

Note: This Addendum and the negotiations carried out in connection therewith are not binding to the Lessor until duly signed by the Lessor’s authorized signatories.

Azrieli Center Holon

ADDENDUM TO OFFICE LEASE AGREEMENT dated 15.3.15
Option Exercise
(hereinafter – the “Addendum”)

Made and Entered into in Tel Aviv on 14 October 2020

Among

Kanit Hashalom Investments Ltd.,
Private Company No. 511633158
Of 1 Azrieli Center, Tel Aviv
 (hereinafter - the “Lessor”)

And:

Azrieli Center Holon (Enterprises and Management) Ltd.
Private Company No. 514917178
Of 26 Harokmim St., Holon
(hereinafter - the “Management Company”)

The First Party;

And: Compugen Ltd. Private Company No. 511779639 Of 26 Harokmim St., Holon (hereinafter: the “Lessee”)

The Second Party;

Whereas
On 15.3.15 the parties have signed an unprotected lease agreement, together with its addendums and exhibits (including the Management Agreement) (the Agreement, together with its addendums and exhibits, hereinafter – the “Main Agreement”), in connection with the lease of the Leased Premises, in the center known as Azrieli Center Holon (hereinafter – the “Center”);

And Whereas	Pursuant to the Main Agreement, the Lessee’s Lease Term ends on 14.3.21 (hereinafter – the “Lease Term”);
And Whereas	Pursuant to the Main Agreement, the Lessee has the right to extend the Lease Term for an Additional Lease Term, subject to the terms of the Main Agreement;
And Whereas	The Lessee has approached the Lessor and requested to extend the Lease Term for an Additional Lease Term;
And Whereas	The Lessor and the Management Company have agreed to extend the Lease Term of the Leased Premises, subject to and in accordance with the terms of this Addendum, as further set forth herein:

Therefore It Is Declared, Stipulated and Agreed Among the Parties as Follows:

1.	The preamble to this Addendum constitutes an integral part hereof.

2.	Capitalized terms used and not otherwise defined in this Addendum shall have the respective meaning ascribed to them in the Main Agreement.

3.	The parties hereby agree as follows:

3.1.
The Lease Term shall be extended such that the Lessor hereby leases to the Lessee, and the Lessee hereby leases from the Lessor, in unprotected leasing, the Leased Premises as defined in the Main Agreement, for an Additional Lease Term commencing as of 15.3.21 through 14.3.26 (hereinafter – the “Additional Lease Term”).

3.2.
Further to and in accordance with Section 3.1 above, the Management Agreement with the Management Company is hereby extended for an additional term until the expiration of the Additional Lease Term. The Lessee confirms and declares that it is aware that the Management Fees payments made by it in accordance with the Main Agreement were merely down payments based on estimates, and that it undertakes to pay any differences, as may be, with respect to the Lease Term, between what the Lessor owes, based on the Management Company’s financial reports, and the amounts actually paid by the Lessor, all in accordance with the terms of the Main Agreement.

3.3.
The extension of the Lease Term in accordance with this Addendum constitutes an exercise of the Lessee’s right to extend the Lease Term for the First Additional Lease Term. Insofar as the Lessee has further rights to extend the Lease Term for Additional Lease Terms beyond the Additional Lease Term set forth in this Addendum, such rights shall remain in full force and effect, subject to and in accordance with the terms and conditions of the Main Agreement.

3.4.
The Lessee currently holds an area of 245 square meters (gross), that is part of the Leased Premises in building D 12 floor, and that is currently sub-leased by the Lessee to Shviro Land Ltd. (hereinafter – the “Subleased Premises”), as well as an area of 215 square meters (gross), that is part of the Leased Premises in building D 12 floor, which the Lessor currently has no use of (hereinafter – the “Vacant Area”). Notwithstanding the provisions of Sections 3.1 and 3.2 above, the parties hereby agree that:

3.4.1.
Upon expiration of the Lease Term, the Vacant Area shall be returned to the Lessor, and the Lessor will engage directly with Shviro Land Ltd., and commencing as of the beginning of the Additional Lease Term, the Vacant Area and the Subleased Premises shall no longer be considered part of the Leased Premises for purposes of the Main Agreement and this Addendum. It is hereby clarified that commencing as of the Additional Lease Term, the Lessee will no longer be liable for any payment with respect to the Vacant Area, including Rent and Management Fees. Commencing as of the beginning of the Additional Lease Term, the Area of the Offices and the Laboratories shall be 2,740 square meters (gross).

3.4.2.
In addition, notwithstanding the Main Agreement, commencing as of the beginning of the Additional Lease Term:

“Number Parking Places” 55 (fifty-five) – whilst 10 of these parking places will be reserved parking places and the remainder (45) will be ‘floating’ parking places.  All other terms of the Main Agreement with respect to the Number Parking Places shall remain unchanged, and it is specifically agreed that a ratio of 120% will be maintained between the number of license plate (numbers) transmitted to the Lessor and the Number Parking Places.

3.4.3.
Commencing as of the beginning of the Additional Lease Term: (a) the Rent for the Area of the Offices and the Laboratories, as defined in Exhibit A of the Main Agreement, shall be in the amount of NIS 51 per square meter of the Area of the Offices and the Laboratories, per month, plus linkage differences and VAT as required by law, and a total of NIS 138,465 per month, plus linkage differences and VAT as required by law; and (b) the Rent for the Store-Room Area shall remain unchanged.

3.5.
Without derogating from the terms of the Main Agreement with respect to the Second Exemption Period, commencing as of October 15, 2020 and through December 15, 2020, the Lessee shall be exempt of any Rent payments, including Rent for the Store-Room and Parking Fees.

4.
For the avoidance of doubt, it is hereby clarified that notwithstanding the provisions of Section 7.5 in Exhibit A of Main Agreement, during the First Additional Lease Term (as defined in the Main Agreement), a raise of 1.5% shall not apply to the Rent and Parking Fees rates that apply prior to the commencement of the First Additional Lease Term.

5.
The Lessee hereby undertakes that until the commencement of the Additional Lease Term, the guarantees provided to the Lessor and the insurance policies will be extended and updated, all as set forth in the Main Agreement.

6.
It is hereby clarified that the Lessor’s signature on this Addendum does not constitute agreement and/or confirmation that the Lessee has met all of its duties and obligations pursuant to the Main Agreement, and the Lessor’s signature Addendum does not constitute a waiver of any right and/or claim by the Lessor against the Lessee under the Main Agreement and/or pursuant to applicable law, insofar as such right and/or claim exists.

7.	All other terms and conditions of the Main Agreement, unless expressly revised and/or changed in this Addendum, shall remain unchanged and in full force and effect.

In Witness Whereof the Parties Have Set Their Hand:

/s/ Kanit Hashalom Investments Ltd.	/s/ Azrieli Center Holon (Enterprises and Management) Ltd. P.C. No. 514917178	/s/ Compugen Ltd.
The Lessor	The Management Company	The Lessee